DRAFT                                 FS BOD_v.3, October 28, 2013, 4:30pm

Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Revenue	$456,675	$611,807	$1,422,019	$1,707,257
Cost of sales excluding depletion, depreciation and amortization	(213,553)	(231,660)	(661,760)	(624,526)
Gross margin	243,122	380,147	760,259	1,082,731
Depletion, depreciation and amortization	(99,112)	(100,989)	(289,594)	(283,544)
Mine operating earnings	144,010	279,158	470,665	799,187

Expenses
General and administrative	(29,986)	(37,241)	(105,545)	(106,859)
Exploration and evaluation	(7,278)	(15,336)	(22,000)	(42,909)
Equity earnings from associate (Note 9)	3,082	20,644	1,181	32,496
Other operating expenses	(19,264)	(26,616)	(41,434)	(82,647)
Operating earnings	90,564	220,609	302,867	599,268
Finance income (Note 18)	245	988	1,279	2,695
Finance expense (Note 18)	(18,689)	(15,934)	(29,748)	(49,235)
Net finance expense	(18,444)	(14,946)	(28,469)	(46,540)
Earnings before taxes	72,120	205,663	274,398	552,728
Income tax expense (Note 21)	(28,670)	(145,698)	(136,751)	(279,826)
Net earnings attributable to Yamana equity shareholders	$43,450	$59,965	$137,647	$272,902

Net earnings per share
Basic	$0.06	$0.08	$0.18	$0.37
Diluted	$0.06	$0.08	$0.18	$0.36

Weighted average number of shares outstanding (Note 14(b))
Basic	752,918	748,529	752,596	746,858
Diluted	753,816	750,095	753,629	748,302

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended		For the nine months ended
(In thousands of United States Dollars, unaudited)	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Net earnings attributable to Yamana equity shareholders	$43,450	$59,965	$137,647	$272,902

Other comprehensive income/(loss), net of taxes (Note 15(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in unrealized gains on available-for-sale securities	411	9,158	92	10,890
- Net change in fair value of hedging instruments	8,781	220	(43,231)	(7,974)
Total other comprehensive income/(loss)	9,192	9,378	(43,139)	2,916
Total comprehensive income attributable to Yamana equity shareholders	$52,642	$69,343	$94,508	$275,818

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(In thousands of United States Dollars, unaudited)	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Operating activities
Earnings before taxes	$72,120	$205,663	$274,398	$552,728
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	99,112	100,989	289,594	283,544
Share-based payments (Note 16)	6,189	9,878	4,209	22,207
Decommissioning, restoration and similar liabilities paid	(1,230)	(766)	(3,056)	(2,244)
Equity earnings from associate (Note 9)	(3,082)	(20,644)	(1,181)	(32,496)
Finance income (Note 18)	(245)	(988)	(1,279)	(2,695)
Finance expense (Note 18)	18,689	15,934	29,748	49,235
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices (Note 20(c))	(9,435)	(13,474)	(730)	(20,265)
Impairment on available-for-sale securities (Note 10)	1,262	9,342	14,180	5,508
Impairment of assets	3,378	7,031	22,691	63,112
Other non-cash operating expenses	8,951	6,719	32,757	9,839
Cash distributions from associate (Note 9)	8,750	—	21,124	—
Income taxes paid	(27,043)	(34,078)	(139,906)	(181,590)
Cash flows generated from operations before non-cash working capital	177,416	285,696	542,549	746,883
Net change in non-cash working capital (Note 22(b))	(78,338)	77,363	(74,256)	43,294
Cash flows from operating activities	$99,078	$363,059	$468,293	$790,177
Investing activities
Acquisition of property, plant and equipment	$(218,090)	$(649,034)	$(758,850)	$(1,168,488)
Proceeds from disposition of royalties (Note 6(i))	—	—	8,730	—
Proceeds from option on mineral property	—	20,034	—	20,034
Proceeds from disposition of mineral interests	—	—	—	244
Acquisition of available-for-sale securities (Note 10)	(3,715)		(3,825)
Acquisition of other assets	—	—	(50,269)	—
Interest income received	245	594	1,279	1,759
Proceeds from other assets and investments	3,959	9,272	9,517	23,965
Cash flows used in investing activities	$(217,601)	$(619,134)	$(793,418)	$(1,122,486)
Financing activities
Dividends paid (Note 14(c))	$(49,774)	$(40,931)	$(147,297)	$(119,086)
Issue of common shares upon exercise of options and warrants	—	2,902	—	3,494
Interest and other finance expenses paid	(2,534)	(4,649)	(9,585)	(25,910)
Proceeds of notes payable and long-term liabilities (Notes 13)	25,000	—	474,014	(167,632)
Repayment of credit facility (Note 13)	—	—	(100,000)	500,000
Cash flows (to)/from financing activities	$(27,308)	$(42,678)	$217,132	$190,866
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(1,861)	288	(9,476)	(8,576)
Decrease in cash and cash equivalents	$(147,692)	$(298,465)	$(117,469)	$(150,019)
Cash and cash equivalents, beginning of period	379,817	698,884	349,594	550,438
Cash and cash equivalents, end of period	$232,125	$400,419	$232,125	$400,419
Cash and cash equivalents are comprised of the following:
Cash at bank	$225,691	$334,531	$225,691	$334,531
Bank term deposits	$6,434	$65,888	$6,434	$65,888
Total	$232,125	$400,419	$232,125	$400,419

Supplementary cash flow information (Note 22).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

As at (In thousands of United States Dollars, unaudited)	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$232,125	$349,594
Trade and other receivables	109,869	175,297
Inventories (Note 5)	257,311	230,216
Other financial assets (Note 6)	3	4,516
Other assets (Note 7)	189,025	164,530
	788,333	924,153
Non-current assets:
Property, plant and equipment (Note 8)	10,685,515	10,276,071
Investment in associates (Note 9)	199,801	219,744
Investments (Note 10)	10,948	20,480
Other financial assets (Note 6)	5,189	14,691
Deferred tax assets	85,095	124,843
Goodwill and intangibles	116,790	98,514
Other assets (Note 7)	134,510	121,667
Total assets	$12,026,181	$11,800,163

Liabilities
Current liabilities:
Trade and other payables	$488,877	$522,932
Income taxes payable	41,530	103,490
Other financial liabilities (Note 11)	66,068	13,790
Other provisions and liabilities (Note 12)	18,315	28,807
	614,790	669,019
Non-current liabilities:
Long-term debt (Note 13)	1,084,352	765,912
Decommissioning, restoration and similar liabilities	194,663	215,695
Deferred tax liabilities	2,097,899	2,072,741
Other financial liabilities (Note 11)	102,821	109,133
Other provisions and liabilities (Note 12)	109,844	105,785
Total liabilities	$4,204,369	$3,938,285

Equity
Share capital (Note 14)
Issued and outstanding common shares	6,314,013	6,304,801
Reserves (Note 15(b))	(32,326)	7,261
Retained earnings	1,493,325	1,503,016
Equity attributable to Yamana shareholders	$7,775,012	$7,815,078
Non-controlling interest (Note 17)	46,800	46,800
Total equity	7,821,812	7,861,878
Total liabilities and equity	$12,026,181	$11,800,163

Contractual commitments and contingencies (Notes 24 and 25).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30, 2013 and 2012 (In thousands of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity

Balance at January 1, 2012	$6,209,136	$16,767	$(6,091)	$(15,956)	$(5,280)	$1,240,867	$7,444,723	$46,800	$7,491,523
Net earnings	—	—	—	—	—	272,902	272,902	—	272,902
Other comprehensive income (loss), net of income tax (Note 15(a))	—	—	(7,974)	10,890	2,916	—	2,916	—	2,916
Transactions with owners
Exercise of stock options and share appreciation rights (Note 16(a))	4,665	(1,171)	—	—	(1,171)	—	3,494	—	3,494
Issued on vesting of restricted share units (Note 16(c))	6,840	(6,840)	—	—	(6,840)	—	—	—	—
Restricted share units issued (Note 16(a)(c))	—	10,304	—	—	10,304	—	10,304	—	10,304
Issued on acquisition of mineral interest (Note 4(a))	74,397	3,584			3,584	—	77,981	—	77,981
Dividends (Note 14(c))	—	—	—	—	—	(130,692)	(130,692)	—	(130,692)
Balance at September 30, 2012	$6,295,038	$22,644	$(14,065)	$(5,066)	$3,513	$1,383,077	$7,681,628	$46,800	$7,728,428

Balance at January 1, 2013	$6,304,801	$22,131	$(14,650)	$(220)	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878
Net earnings	—	—	—	—	—	137,647	137,647	—	137,647
Other comprehensive income (loss), net of income tax (Note 15(a))	—	—	(43,231)	92	(43,139)	—	(43,139)	—	(43,139)
Transactions with owners
Exercise of stock options and share appreciation rights (Note 16(a))	128	(24)	—	—	(24)	—	104	—	104
Issued on vesting of restricted share units (Note 16(c))	9,084	(9,084)	—	—	(9,084)	—	—	—	—
Restricted share units issued (Note 16(a)(c))		12,660	—	—	12,660	—	12,660	—	12,660
Dividends (Note 14(c))	—	—	—	—	—	(147,338)	(147,338)	—	(147,338)
Balance at September 30, 2013	$6,314,013	$25,683	$(57,881)	$(128)	$(32,326)	$1,493,325	$7,775,012	$46,800	$7,821,812

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (WITH COMPARATIVES AS AT DECEMBER 31, 2012 AND THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012)

(Tabular amounts in thousands of United States Dollars unless otherwise noted, unaudited)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, Royal Bank Plaza North Tower Toronto, Ontario, Canada, M5J 2J3.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY). During the 0period ended September 30, 2013, the Company delisted from the London Stock Exchange.

The Condensed Consolidated Interim Financial Statements of the Company as at and for the period ended September 30, 2013 comprise the Company, its subsidiaries, the Company’s interest in its associate Alumbrera and its joint operation, Agua de la Falda S.A. ("ADLF").

The Company’s net earnings and operating cash flows for the period result from operations in Brazil, Chile, Argentina and Mexico. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, inflation rates, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  The Company seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

(a)	STATEMENT OF COMPLIANCE

These Condensed Consolidated Interim Financial Statements of the Company, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on October 29, 2013.

(b)	BASIS OF PREPARATION AND PRESENTATION

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the consolidated balance sheet which are measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

The Condensed Consolidated Interim Financial Statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c)	BASIS OF CONSOLIDATION

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in ADLF, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 17). All inter-company transactions and balances, revenue and expenses are eliminated on consolidation.

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The Consolidated Condensed Interim Financial Statements include the Company’s proportionate share of its 50% interest in Sociedad Minera Agua Fria’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The Consolidated Condensed Interim Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera"), which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Profits are debited to the equity investment and cash distributions received are credited to the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associates are not eliminated in the Consolidated Condensed Interim Financial Statements.

The Company does not have any material off-balance sheet arrangements, except as noted in Contractual Commitments (Note 24).

3.     SIGNIFICANT ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company's 2012 Consolidated Annual Financial Statements.

The accounting policy summarized below has been disclosed for purposes of clarification and is not a change in accounting policy, it has been applied in all material respects in preparing the Condensed Consolidated Interim Financial Statements.

Property, Plant and Equipment: Exploration and Evaluation Assets

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized material contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost, if management determines that probable future economic benefits will be generated as a result of the expenditures. Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that is either not project-specific or does not result in the acquisition of mineral properties are considered greenfield expenditures and charged to operations. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, reserve/resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i)	acquiring the rights to explore;

(ii)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

(iii)	determining the optimal methods of extraction and metallurgical and treatment processes;

(iv)	studies related to surveying, transportation and infrastructure requirements;

(v)	permitting activities; and

(vi)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which occurs when the related project or component of a mineral reserve or mineral resource that does not form part of the mine plan of a producing mine is considered economically feasible for development. At that time, the property and the related costs are reclassified as part of the development costs of a depletable producing property and are capitalized until the assets are determined to be impaired. Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Reclassification or transfer of carrying amounts of mineral resources and exploration potential is the result of the conversion of the categories of mining properties upon technical feasibility and commercial viability of extracting the mineral resources being demonstrated.

The Company reviews and evaluates its exploration and evaluation assets for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Refer to (i) “Impairment of Assets and Goodwill” for detail of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. These recent accounting pronouncements should be read in conjunction with the Company's 2012 Consolidated Annual Financial Statements as there has been no change from last year. The following new standards have been adopted effective January 1, 2013:

(i)
IFRS 10 Consolidated Financial Statements - the Standard has no significant impact on the Company. The Company concluded that it continues to have control, as defined by IFRS 10, over Agua de la Falda.

(ii)
IFRS 11 Joint Arrangements - the Company concluded that the current treatment of Agua Fria is consistent with IFRS 11 treatment of accounting for the underlying assets and liabilities line-by-line in relation to its 50% interest in the assets, liabilities, revenues and expenses of Agua Fria.

(iii)	IFRS 12 Disclosure of Interests in Other Entities - the Standard has no significant impact on the Company.

(iv)	IAS 27 Consolidated and Separate Financial Statements - the Standard has no significant impact on the Company.

(v)	IAS 28 Investments in Associates and Joint Ventures - the Standard has no significant impact on the Company.

(vi)	IFRS 13 Fair Value Measurement - the Standard has no significant accounting impact on the Company given the existing asset and liability mix of the Company to which fair value accounting applies.

(vii)
IAS 1 Presentation of Financial Statements - the Company has revised the presentation of the Condensed Consolidated Interim Statements of Comprehensive Income to disclose items that may or may not be reclassified subsequently to profit or loss.

(viii)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - the Company is in compliance with the previous Canadian GAAP EIC-160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The Company has assessed all the open-pit mining operations and reclassified the asset balance that resulted from stripping activity undertaken during the production phase as a part of an existing asset to which the stripping activity related. For each of asset balances, there is an identifiable component of the ore body with which the predecessor stripping asset can be associated.

(ix)
IFRS 9 Financial Instruments - the IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined. The Company will assess the impact of this Standard upon the announcement of its new effective date.

5.    INVENTORIES

As at	September 30, 2013	December 31, 2012
Product inventories	$54,572	$48,967
Metal in circuit and gold in process	37,812	41,627
Ore stockpiles	67,494	58,787
Materials and supplies	97,433	80,835
	$257,311	$230,216

The amount of inventories recognized as an expense during the three- and nine-month periods ended September 30, 2013 were $213.6 million and $661.8 million, respectively (2012 - $231.7 million and $624.5 million) and are included in cost of sales. Inventory is valued at the lower of cost of production and net realizable value, as at September 30, 2013, inventory includes a total adjustment of $60.1 million (2012: $nil) to reflect net realizable value for producing and commissioning mines.

6.    OTHER FINANCIAL ASSETS

As at	September 30, 2013	December 31, 2012
Derivative related assets (Note 20(a))	$3	$4,581
Other	5,189	4,626
Deferred consideration receivable (i)	—	10,000
	$5,192	$19,207

Current	3	4,516
Non-current	5,189	14,691
	$5,192	$19,207

(i)
On February 28, 2013, the Company sold two net smelter royalties and a mining royalty to Premier Royalty Inc. for total consideration of $9.6 million. The amount paid consisted of: $8.7 million in cash, 387,096 common shares valued at $0.6 million and 500,000 common shares purchase warrants exercisable at $2.50 per share until February 28, 2016 with a value of $0.3 million.

7.    OTHER ASSETS

As at	September 30, 2013	December 31, 2012
Tax credits receivables (i)	$156,636	$209,195
Advances and deposits	70,609	60,555
Other long-term advances	34,404	7,497
Income taxes receivable	61,886	8,950
	$323,535	$286,197

Current	189,025	164,530
Non-current	134,510	121,667
	$323,535	$286,197

(i) Tax credits receivable consist of South American sales taxes which are recoverable against other taxes payable and value added tax.

8.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii) (iii) (iv)	Land, building, plant & equipment (v)	Total
Cost, January 1, 2012	$3,050,039	$5,848,904	$1,330,041	$10,228,984
Additions	275,103	1,090,782	237,316	1,603,201
Transfers and other non-cash movements	195,442	(322,447)	141,603	14,598
Change in decommissioning, restoration & similar liabilities	33,287	(937)	5	32,355
Disposals	(410)	(20,844)	(1,122)	(22,376)
Cost, December 31, 2012	$3,553,461	$6,595,458	$1,707,843	$11,856,762
Additions	195,512	435,019	125,908	756,439
Transfers and other non-cash movements	(34,259)	45,213	(15,460)	(4,506)
Change in decommissioning, restoration & similar liabilities	(13,095)	—	—	(13,095)
Disposals	(212)	(24,137)	(2,793)	(27,142)
Cost, September 30, 2013	$3,701,407	$7,051,553	$1,815,498	$12,568,458

Accumulated depreciation and impairment, January 1, 2012	$800,519	$—	$389,035	$1,189,554
Depreciation for the year	243,721	—	140,123	383,844
Impairment charges	200	—	7,093	7,293
Accumulated depreciation and impairment, December 31, 2012	$1,044,440	$—	$536,251	$1,580,691
Depreciation for the period	175,721	—	126,973	302,694
Disposal	—	—	(442)	(442)
Accumulated depreciation and impairment, September 30, 2013	$1,220,161	$—	$662,782	$1,882,943

Carrying value, December 31, 2012	$2,509,021	$6,595,458	$1,171,592	$10,276,071
Carrying value, September 30, 2013	$2,481,246	$7,051,553	$1,152,716	$10,685,515

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	Nine months ended	Year ended
	September 30, 2013	December 31, 2012
Balance, beginning of year	$128,988	$94,192
Additions	56,983	38,931
Amortization	(5,021)	(4,135)
Balance, end of period	$180,950	$128,988

(ii)
At the beginning of the year, the Company changed the presentation of the Property, Plant and Equipment note in its financial statements. The two asset categories: Assets under construction and Tangible exploration & evaluation assets (as was shown in the 2012 Consolidated Annual Financial Statements) have now been combined into one category called: Mining property costs not subject to depreciation.

This was not a change in accounting policy nor was there any impact on the Condensed Consolidated Interim Statement of Operations. This change was made for a more relevant presentation of the Company's property, plant and equipment and prior periods have been restated for this change.
.
(iii) The Company capitalized a total of $13.7 million and $35.1 million for the three- and nine-month periods ended September 30, 2013, respectively (For the twelve months ended December 31, 2012 - $30.3 million; September 30, 2012 - $8.6 million and $22.6 million, respectively for the three- and nine-month periods ended September 30, 2012) of interest costs for assets under construction. A weighted average capitalization rate of 4.8% (December 31, 2012 - 5.5%) was used to determine the amount of borrowing costs eligible for capitalization.

(iv) Assets not subject to depreciation include: capitalized reserve and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites.

Mineral property costs not subject to deprecation are composed of the following:

As at	September 30, 2013	December 31, 2012
Projects not in production	$2,273,849	$2,275,714
Exploration potential	3,509,208	3,469,324
Assets under construction	1,268,496	850,420
Total	$7,051,553	$6,595,458

(v) Included in land, building, plant and equipment is $67.6 million of land which are not subject to depreciation (December 31, 2012 - $67.0 million).

9.    INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition.

Summarized financial information is as follows:

As at	September 30, 2013	December 31, 2012
Current assets	$650,188	$886,450
Non-current assets	885,564	615,717
Total assets	1,535,752	1,502,167
Current liabilities	157,084	283,388
Non-current liabilities	377,043	144,209
Total liabilities	534,127	427,597
Net assets	$1,001,625	$1,074,570

Company’s share of net assets of associate (12.5%)	$125,203	$134,321

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Company’s share of total revenues (12.5%) for the period	$38,378	$85,304	$97,698	$142,089
Company’s share of earnings (12.5%) for the period	$3,082	$20,644	$1,181	$32,496

As at	September 30, 2013	December 31, 2012
Balance, beginning of year	$219,744	$169,102
Equity in earnings	1,181	50,642
Cash distributions	(21,124)	—
Balance, end of period	$199,801	$219,744

On January 23, 2013, the Company received a loan from Minera Alumbrera Ltd. for a total principal of $43.8 million (Note 11(i)).

During the third quarter of 2013, the Company, GlencoreXstrata and Goldcorp agreed to an extension period of twelve months in which certain optimizations for a feasibility study would be undertaken with respect to the development of Agua Rica. An option payment payable by GlencoreXstrata and Goldcorp in 2013 was deferred to 2014 as part of this agreement, and in addition, the cap on the number of ounces of payable gold on which the deferred payments related to 65% of the payable gold production from Agua Rica would be made, which was originally set to a maximum of 2.3 million ounces, was removed.

10.    INVESTMENTS

As at	September 30, 2013			December 31, 2012
Available-for-sale Securities	Cost	Fair Value	Cumulative losses in Reserves	Cost	Fair Value	Cumulative losses in Reserves
Total	$11,076	$10,948	$(128)	$20,700	$20,480	$(220)

Available-for-sale (“AFS”) financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. As at September 30, 2013, after management's review and based on objective evidence, an additional impairment of $1.3 million (2012 - $47.4 million) was recognized in the consolidated statement of operations, which represents the difference between the carrying value and the fair market value on certain available-for-sale securities.

11.    OTHER FINANCIAL LIABILITIES

As at	September 30, 2013	December 31, 2012
Loan from Alumbrera (i)	$44,100	—
Derivative related liabilities (Note 20(a))	56,015	27,284
Royalty payable (ii)	14,493	15,134
Severance accrual	26,415	25,401
Deferred Share Units liability (Note 16(b))	25,618	35,219
Other	2,248	19,885
	$168,889	$122,923

Current	66,068	13,790
Non-current	102,821	109,133
	$168,889	$122,923

(i)
On January 23, 2013, the Company received an unsecured loan of $43.8 million from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in one year. No repayments were made during the period.

(ii)
The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

12.    OTHER PROVISIONS AND LIABILITIES

As at	September 30, 2013	December 31, 2012
Withholding taxes (i)	$81,615	$81,170
Provision for silicosis (ii)	12,807	11,502
Other liabilities	33,736	41,920
	$128,158	$134,592

Current	16,460	28,807
Non-current	111,698	105,785
	$128,158	$134,592

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.6 million (December 31, 2012 - $81.2 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be about $12.8 million as at September 30, 2013 (December 31, 2012 - $11.5 million). The increase of $1.3 million in the year relates to a an increase in the expected amount of future payment during the period (2012 - nil).

13.    LONG-TERM DEBT

As at	September 30, 2013	December 31, 2012
$300 million senior debt notes (a)	$298,051	$—
$500 million senior debt notes (b)	496,892	496,706
$270 million senior debt notes (c)	269,410	269,206
$750 million revolving facility (d)	19,999	—
Long-term portion (i)	$1,084,352	$765,912

(i)	Balances are net of transaction costs of $10.6 million net of amortization (December 31, 2012 - $4.1 million).

(a)	On June 10, 2013, the Company issued senior debt notes for a total of $300.0 million. These notes are unsecured and comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(b)	On March 23, 2012, the Company issued senior debt notes for a total of $500.0 million. These notes are unsecured and comprised of four series of notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(c)	On December 18, 2009, the Company issued senior debt notes for a total of $270.0 million, These notes are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(d)	On February 28, 2013, the Company refinanced its revolving facility of $750.0 million. The following summarizes the terms in respect to this facility:

•	The credit facility is unsecured and has a maturity date of February 28, 2018.

•
Amounts drawn bear interest at a rate of LIBOR plus 1.5% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization.

•	Undrawn amounts are subject to a commitment fee of 0.30% to 0.55% per annum depending upon the Company’s leverage ratio.

•	In the third quarter of 2013, the Company drew down $25.0 million from the revolving facility.

The following is a schedule of long-term debt principal repayments:

Long-term Debt
2013	$—
2014	15,000
2015	—
2016	73,500
2017	—
2018 and thereafter	1,006,500
$1,095,000

14.    SHARE CAPITAL

(a)	COMMON SHARES ISSUED AND OUTSTANDING

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding as at September 30, 2013 (2012: none).

	September 30, 2013		September 30, 2012
	Number of		Number of
Issued and fully paid - 752,929,470 common shares	common shares		common shares
(December 31, 2012 - 752,222,459 shares):	(000’s)	Amount	(000’s)	Amount
Balance, beginning of year	752,222	$6,304,801	745,774	$6,209,136
Exercise of options and share appreciation rights (i)	9	128	379	4,665
Issued on vesting of restricted share units (Note 16(c))	698	9,084	648	6,840
Issued on acquisition of mineral interests (Note 4)	—	$—	4,663	$74,397
Balance, end of period	752,929	$6,314,013	751,464	$6,295,038

(i)
During the period ended September 30, 2013, the Company issued 9 thousand shares (September 30, 2012 - 0.4 million shares) to optionees on the exercise of their share options for cash proceeds of $nil (September 30, 2012 - $nil). Previously recognized share-based payment in the amount of $0.1 million (September 30, 2012 — $3.8 million) on the options exercised was added to share capital with a corresponding decrease to equity reserve.

(b)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING FOR EARNINGS PER SHARE CALCULATION

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Weighted average number of common shares	752,918	748,529	752,596	746,858
Weighted average number of dilutive restricted share units	825	996	897	878
Weighted average number of dilutive stock options	73	570	136	566
Dilutive weighted average number of common shares	753,816	750,095	753,629	748,302

Total options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three- and nine-month periods ended September 30, 2013 were 0.9 million and 0.8 million, respectively (three and nine months ended September 30, 2012 — 1.1 million and 1.1 million , respectively).

(c)	DIVIDENDS PAID AND DECLARED

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Dividend paid during the period	$49,774	$40,931	$147,297	$119,086
Dividend declared in respect of the period	$(49,777)	$(48,062)	$(147,338)	$(130,692)
Dividend paid during the period (per share)	$0.065	$0.055	$0.195	$0.160
Dividend declared in respect of the period (per share)	$0.065	$0.065	$0.195	$0.175

15.    OTHER COMPREHENSIVE INCOME/(LOSS) AND RESERVES

(a)	OTHER COMPREHENSIVE INCOME/(LOSS)

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$411	$(274)	$(2,358)	$(7,002)
Reclassification of net losses recorded in earnings	—	9,432	2,450	17,892
	$411	$9,158	$92	$10,890
Net change in fair value of hedging instruments
Change in fair value	$8,781	$299	$(36,208)	$(10,874)
Tax impact	—	(79)	(7,023)	2,900
	8,781	220	(43,231)	(7,974)
Other comprehensive income/(loss) attributable to equity shareholders	$9,192	$9,378	$(43,139)	$2,916

(b)	RESERVES

	For the nine months ended	For the year ended
	September 30, 2013	December 31, 2012
Equity reserve
Balance, beginning of year	$22,131	$16,767
Exercise of stock options and share appreciation	(24)	(2,387)
Issue of restricted share units	(9,084)	14,090
Transfer of restricted share units to share capital on vesting	12,660	(9,923)
Issued on acquisition of mineral interests	—	3,584
Balance, end of period	$25,683	$22,131

Hedging reserve
Balance, beginning of year	$(14,650)	$(6,091)
Net change in fair value of hedging instruments (i)	(43,231)	(8,559)
Balance, end of period	$(57,881)	$(14,650)

Available-for-sale reserve
Balance, beginning of year	$(220)	$(15,956)
Change in fair value of available-for-sale securities (ii)	(2,358)	(11,916)
Reclassification of net losses on available-for-sale securities to earnings (iii)	2,450	27,652
Balance, end of period	$(128)	$(220)
Total reserve balance, end of period	$(32,326)	$7,261
_________________

(i)	Net of tax expense of $7.0 million as the deferred tax asset is not recognized for the period (2012 - tax recovery of $4.9 million).

(ii)	Net of tax expense of $nil (2012 - $nil).

(iii)	Net of tax expense of $nil (2012 - $nil).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the consolidated statement of operations when the hedged transaction impacts the consolidated statement of operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the consolidated statement of operations.

16.    SHARE-BASED PAYMENTS

The total compensation costs relating to share-based payments for the three- and nine-month period ended September 30, 2013 were $6.2 million and $4.2 million, respectively (September 30, 2012 - $9.9 million and $22.2 million, respectively) and is comprised of the following:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Equity-settled plans	$(4,210)	$3,796	$(12,661)	$10,305
Cash-settled plans	(1,979)	6,082	8,452	11,902
Total expense recognized as compensation expense	$(6,189)	$9,878	$(4,209)	$22,207

As at	September 30, 2013	December 31, 2012
Total carrying amount of liabilities for cash-settled arrangements (Note 11)	25,618	35,219

(a)    STOCK OPTIONS

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2012 - 24.9 million). Options granted under the share option component of the Share Incentive Plan vest over three years and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	September 30, 2013		September 30, 2012
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)
Outstanding, beginning of year	1,539	$18.53	1,532	$9.90
Exercised	(8)	10.53	(391)	10.38
Expired	(8)	9.99	(1)	23.79
Granted	—	—	1,156	23.79
Canceled	(74)	21.44	(52)	9.91
Outstanding, end of period	1,449	$18.41	2,244	$16.97
Exercisable, end of period	1,449	$18.41	2,244	$16.97

The weighted average share price at date of exercise for the nine-month period ended September 30, 2013 was $17.15 (September 30, 2012 - $17.34).

Stock options outstanding and exercisable as at September 30, 2013 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	26	1.37	26	1.37
$9.00-$12.99	578	0.77	578	0.77
$17.00-$19.99	271	0.89	271	0.89
$23.00-$26.99	521	1.54	521	1.54
$33.00-$33.99	53	3.04	53	3.04
Total	1,449	1.11	1,449	1.11

(b)    DEFERRED SHARE UNITS (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	September 30, 2013	September 30, 2012
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of year	2,029	1,494
Granted	412	342
Canceled	(26)
Outstanding and exercisable, end of period	2,415	1,836

The value of the DSU as at September 30, 2013 was $25.6 million (December 31, 2012 - $35.2 million). In the three- and nine-month periods ended September 30, 2013, the Company recorded mark-to-market gain of $1.6 million and $13.6 million, respectively (September 30, 2012 — losses of $ 5.7 million and $6.5 million, respectively) which is included in other operating expenses. Expenses of $0.4 million and $5.1 million, respectively (September 30, 2012 - $0.3 million and $5.3 million) were recognized for DSU granted during the period.

(c)    RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants. From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	September 30, 2013	September 30, 2012
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of year	2,283	1,965
Granted	617	701
Vested and converted to common shares	(699)	(648)
Canceled	(11)	(82)
Outstanding, end of period	2,190	1,936

In the period ended September 30, 2013, the Company credited $9.1 million (September 30, 2012 - $6.8 million) to share capital in respect of RSU that vested during the year and granted 617,433 RSU (September 30, 2012 - 700,599 RSU) with a weighted average grant date fair value of Cdn$11.98 (September 30, 2012 - Cdn$15.66). The expense for the three- and nine-month periods ended September 30, 2013 of $4.2 million and $12.7 million, respectively (September 30, 2012 - $3.8 million and $10.3 million, respectively) are included in general and administrative expenses.  The fair value of RSU as at September 30, 2013 was $15.2 million (September 30, 2012 - $14.6 million).

17.    NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda S.A. (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

As at	September 30, 2013	December 31, 2012
Agua De La Falda S.A.	$46,800	$46,800

18.    FINANCE INCOME AND EXPENSE

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Interest income	245	751	1,279	2,324
Unrealized gain on derivatives	—	237	—	371
Finance income	$245	$988	$1,279	$2,695

Unwinding of discounts on provisions	$(3,403)	$(1,944)	$(10,156)	$(6,456)
Net foreign exchange loss	(13,865)	(6,683)	(8,912)	(23,806)
Realized loss on interest rate swaps	—	(223)	—	(1,315)
Realized loss on derivatives	—	(20)	—	(20)
Interest expense on long-term debt (i)	(151)	(2,977)	(1,269)	(7,034)
Bank, financing fees and other	(1,270)	(4,087)	(9,411)	(10,604)
Finance expense	$(18,689)	$(15,934)	$(29,748)	$(49,235)
Net finance expense	$(18,444)	$(14,946)	$(28,469)	$(46,540)

(i)
Some of the interest expense on long-term debt was capitalized to qualifying assets which include construction or development projects. The interest capitalized was $13.7 million and $35.1 million for the three- and nine-month periods, respectively (September 30, 2012 - $6.7 million and $14.0 million, respectively).

The above finance income and finance expense include the following interest income and expense in respect of assets and liabilities not recorded at fair value:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Total interest income on financial assets	$245	$751	$1,279	$2,324
Total interest expense on financial liabilities	$(18,689)	$(15,745)	$(29,748)	$(47,954)

19.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity, and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The externally imposed financial covenants on the revolving facility (Note 13) continue to be as follows:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at September 30, 2013, the Company has met all of the externally imposed financial covenants.

20.    FINANCIAL INSTRUMENTS

(a)    Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, long-term note receivable, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at September 30, 2013, there were no embedded derivatives requiring separate accounting other than concentrate sales.

Fair value of derivatives
The following table summarizes the fair value of derivative related assets:

As at	September 30, 2013	December 31, 2012
Currency contracts
Forward contracts (Note 6)	$3	$4,581
Less: Current portion	(3)	4,516
Non-current portion	$—	$65

 The following table summarizes the fair value of components of derivative related liabilities:

As at	September 30, 2013	December 31, 2012
Currency contracts
Forward contracts (Note 11)	$56,015	$27,284
Less: Current portion	(21,968)	(5,313)
Non-current portion	$34,047	$21,971

The following table summarizes unrealized derivative gains:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Hedge effectiveness
Interest rate contracts	$—	$237	$—	$371
	$—	$237	$—	$371

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized net losses in the amount of $2.4 million and $0.2 million for the three- and nine-month periods ended September 30, 2013, respectively (September 30, 2012 — $2.8 million and $16.4 million, respectively) with respect to currency derivative contracts.

The Company entered into forward contracts to hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales during the period. Included in sales are realized losses in the amount of $1.9 million and a net gain of $1.9 million for the three- and nine-month periods ended September 30, 2013, respectively (September 30, 2012 — realized losses of $0.4 and losses of $2.7 million, respectively) in respect of commodity contracts settled during the periods.

The hedging reserve net balance as at September 30, 2013 is negative $57.9 million (December 31, 2012 — negative $14.7 million), of that the Company estimates that approximately $22.7 million of net losses (December 31, 2012 - $0.2 million net gains) will be reclassified to earnings over the next twelve months and after twelve months, $35.2 million of net losses (December 31, 2012

- $14.9 million net losses) will be reclassified from the hedging reserve to earnings. For the summary of the cash flow currency (losses) gains in OCI, refer to Note 15.

The fair value of forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	September 30, 2013	December 31, 2012
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$(21,968)	$(975)
Later than one year but not more than five years	$(33,905)	$(21,518)
US$ to Mexican Peso
Not later than one year	$3	$178
Later than one year but not more than five years	$(142)	$(388)

(b)    CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets and liabilities denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at September 30, 2013:

	Brazilian Real				Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2013	Year of Settlement	Mexican Peso Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2013
2013	111,588	2.0969	2.2170	2013	39,000	13.3200	13.0914
2014	483,360	2.0677	2.2170	2014	156,000	13.3200	13.0914
2015	519,048	2.2828	2.2170	2015	65,000	13.3200	13.0914
	1,113,996	2.1658	2.2170		260,000	13.3200	13.0914

(c)    COMMODITY PRICE RISK

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. Market price fluctuations of these commodities could adversely affect profitability of the Company's operations and might lead to impairment of mineral properties. The market prices for the aforementioned commodities fluctuate widely and these fluctuations are caused by numerous factors beyond the Company's control. For example, the market price of gold may change for a variety of reasons, including:

•	the strength of the United State Dollar, in which the gold price trades internationally, relative to other currencies;

•	financial market expectations regarding the rate of inflation;

•	monetary policies announced or implemented by central banks;

•	changes in the demand for gold, including the demand from the gold exchange traded fund ("ETF"), as an investment or as a result of leasing arrangements;

•	changes in the physical demand for gold used in jewelry;

•	changes in the supply of gold from production, divestment, scrap and hedging;

•	global or regional political or economic events, and

•	speculative positions taken by investors or traders in gold.

At September 30, 2013, the Company has $106.4 million (December 31, 2012 - $118.0 million) in receivables relating to provisionally priced concentrate sales. At September 30, 2013 the Company recognized gains of $9.4 million and net gains of $0.7 million for the three- and nine-month periods ended September 30, 2013, respectively (September 30, 2012 - gain of $13.5 million and gain of $20.3 million, respectively) on concentrate receivables.

(d)    INTEREST RATE RISK

As at September 30, 2013, the Company is exposed to interest rate risk on its variable rate debt although the exposure is deemed to be minimal.

(e)    CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, deferred consideration receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

 (f)    LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 19. Contractual maturities relating to contractual commitments are included in Note 24 and relating to long-term debt is included in Note 13.

21.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the condensed consolidated interim statements of operations:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Earnings before income taxes	$72,120	$205,663	$274,398	$552,728
Canadian statutory tax rate (%)	26.5%	26.5%	26.5%	26.5%

Expected income tax expense	19,112	54,501	72,715	146,473
Impact of (higher) lower foreign tax rates (i)	10,780	6,126	16,372	17,880
Change in tax rates (ii)	—	86,180	—	81,590
Interest and penalties	(144)	(29)	(192)	53
Permanent differences	1,280	15,994	9,198	20,268
Unused tax losses and tax offsets not recognized in deferred tax assets	(477)	716	2,768	19,799
Unrealized foreign exchange on inter-company debt	(188)	(17)	(324)	(2,753)
Unrealized foreign exchange	5,906	2,737	42,927	28,322
True-up of tax provisions in respect of prior years	(3,495)	5,386	(5,620)	(8,065)
Other	(4,104)	(25,896)	(1,093)	(23,741)
Income tax expense	$28,670	$145,698	$136,751	$279,826

Income tax expense is represented by:
Current income tax expense	$49,039	$46,810	$99,928	$159,351
Deferred income tax (recovery) / expense	(20,369)	98,888	36,823	120,475
Net income tax expense	$28,670	$145,698	$136,751	$279,826
__________________

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from Canadian statutory rate.

(ii)	In 2012, the Canadian enacted future tax rate increased from 25% to 26.5%.

22.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)    NON-CASH INVESTING AND FINANCING TRANSACTIONS

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Interest capitalized to assets under construction	$13,679	$8,584	$35,147	$22,579
Issue of common shares on vesting of RSU (Note 15)	$540	$56	$9,084	$6,840
Transfer of equity reserve on exercise of stock options and share purchase appreciation rights	$—	$875	$24	$1,171

(b)    NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net decrease (increase) in:
Trade and other receivables	$(36,869)	$(11,261)	$84,329	$(4,144)
Inventories	(15,365)	(8,804)	(47,535)	(38,228)
Other assets	8,167	24,362	(8,908)	16,763
Net increase (decrease) in:
Trade payable and other payables	(1,633)	71,866	(80,334)	58,977
Other current liabilities	(15,685)	5,628	(19,702)	13,550
Movement in above related to foreign exchange	(16,953)	(4,428)	(2,106)	(3,624)
	$(78,338)	$77,363	$(74,256)	$43,294

Changes in non-cash working capital items are net of items related to Property, Plant and Equipment.

23.    OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Other segment, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Property, plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

As at September 30, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,581,890	$4,839,874	$2,319,639	$262,502	$681,610	$10,685,515
Goodwill and intangibles	$62,446	$15,640	$1,319	$—	$37,385	$116,790
Investment in associate	$—	$—	$199,801	$—	$—	$199,801
Non-current assets	$2,726,141	$4,908,333	$2,259,136	$262,502	$1,081,736	$11,237,848
Total assets	$1,059,774	$2,338,517	$905,137	$201,812	$7,520,941	$12,026,181
Total liabilities	$522,072	$1,362,525	$910,008	$51,584	$1,358,180	$4,204,369

As at December 31, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,323,658	$4,793,576	$2,849,323	$270,718	$38,796	$10,276,071
Goodwill and intangibles	$60,568	$14,413	$—	$—	$23,533	$98,514
Investment in associate	$—	$—	$219,744	$—	$—	$219,744
Non-current assets	$2,485,746	$4,824,565	$3,131,177	$270,718	$163,804	$10,876,010
Total assets	$2,882,388	$4,711,383	$3,231,213	$581,250	$393,929	$11,800,163
Total liabilities	$(612,628)	$(1,330,384)	$(922,770)	$(36,333)	$(1,036,170)	$(3,938,285)

SEGMENT OPERATING EARNINGS

For the three months ended September 30, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues	$166,785	$—	$—	$—	$289,890	$456,675
Inter-segment revenue	26,123	197,807	25,694	44,936	(294,560)	—
Total segment revenue	192,908	197,807	25,694	44,936	(4,670)	456,675
Cost of sales excluding depletion, depreciation and amortization	(95,201)	(81,181)	(18,323)	(16,310)	(2,538)	(213,553)
Gross margin	97,707	116,626	7,371	28,626	(7,208)	243,122
Depletion, depreciation and amortization	(27,612)	(51,075)	(11,448)	(7,997)	(980)	(99,112)
Mine operating earnings	$70,095	$65,551	$(4,077)	$20,629	$(8,188)	$144,010

Equity earnings	$—	$—	$3,082	$—	$—	$3,082

Earnings before taxes	$(23,564)	$50,952	$(7,664)	$14,946	$37,450	$72,120
Income tax expense	(15,042)	(12,674)	1,840	—	(2,794)	(28,670)
Net earnings (loss) attributable to Yamana equity shareholders	$(38,606)	$38,278	$(5,824)	$14,946	$34,656	$43,450

Capital expenditures	$96,515	$54,408	$46,544	$9,800	$10,823	$218,090

For the three months ended September 30, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues	$219,548	$—	$—	$—	$392,259	$611,807
Inter-segment revenue	39,706	223,091	61,564	52,553	(376,914)	—
Total segment revenue	259,254	223,091	61,564	52,553	15,345	611,807
Cost of sales excluding depletion, depreciation and amortization	(111,250)	(68,187)	(24,652)	(21,919)	(5,652)	(231,660)
Gross margin	148,004	154,904	36,912	30,634	9,693	380,147
Depletion, depreciation and amortization	(28,445)	(54,191)	(12,998)	(3,215)	(2,140)	(100,989)
Mine operating earnings	$119,559	$100,713	$23,914	$27,419	$7,553	$279,158
						—
Equity earnings	$—	$—	$20,644	$—	$—	$20,644
						—
Earnings before taxes	$91,738	$94,021	$51,023	$13,559	$(44,678)	205,663
Income tax (expense) recovery	(19,492)	(104,521)	(9,284)	(4,112)	(8,289)	(145,698)
Net earnings attributable to Yamana equity shareholders	$72,246	$(10,500)	$41,739	$9,447	$(52,967)	$59,965

Capital expenditures	$182,454	$48,994	$401,195	$9,042	$7,349	$649,034

For the nine months ended September 30, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues	$437,985	$—	$—	$—	$984,034	$1,422,019
Inter-segment revenue	80,884	638,283	103,700	155,900	(978,767)	—
Total segment revenue	518,869	638,283	103,700	155,900	5,267	1,422,019
Cost of sales excluding depletion, depreciation and amortization	(306,763)	(247,539)	(53,771)	(50,264)	(3,423)	(661,760)
Gross margin	212,106	390,744	49,929	105,636	1,844	760,259
Depletion, depreciation and amortization	(79,215)	(146,233)	(37,732)	(23,072)	(3,342)	(289,594)
Mine operating earnings	$132,891	$244,511	$12,197	$82,564	$(1,498)	$470,665

Equity earnings	$—	$—	$1,181	$—	$—	$1,181

Earnings before taxes	$77,769	$200,463	$1,339	$70,407	$(75,580)	$274,398
Income tax (expense) recovery	(64,426)	(64,410)	(6,368)	—	(1,547)	(136,751)
Net earnings attributable to Yamana equity shareholders	$13,343	$136,053	$(5,029)	$70,407	$(77,127)	$137,647

Capital expenditures	$371,064	$166,994	$153,042	$39,013	$28,737	$758,850

For the nine months ended September 30, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues	$608,977	$—	$—	$—	$1,098,280	$1,707,257
Inter-segment revenue	120,590	649,035	178,720	129,174	(1,077,519)	—
Total segment revenue	729,567	649,035	178,720	129,174	20,761	1,707,257
Cost of sales excluding depletion, depreciation and amortization	(310,758)	(200,385)	(58,185)	(47,603)	(7,595)	(624,526)
Gross margin	418,809	448,650	120,535	81,571	13,166	1,082,731
Depletion, depreciation and amortization	(77,685)	(149,992)	(41,072)	(14,561)	(234)	(283,544)
Mine operating earnings	$341,124	$298,658	$79,463	$67,010	$12,932	$799,187
						—
Equity earnings	$—	$—	$32,496	$—	$—	$32,496
						—
Earnings before taxes	$271,938	$255,505	$96,120	$28,820	$(99,655)	$552,728
Income tax (expense) recovery	(94,444)	(141,923)	(32,574)	(8,138)	(2,747)	(279,826)
Net earnings attributable to Yamana equity shareholders	$177,494	$113,582	$63,546	$20,682	$(102,402)	$272,902
						—
Capital expenditures	$456,988	$196,675	$452,006	$47,284	$15,535	$1,168,488

24.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at	September 30, 2013	December 31, 2012
Within 1 year	$601,074	$370,664
Between 1 to 3 years	397,756	323,468
Between 3 to 5 years	102,208	63,560
After 5 years	6,653	8,823
	$1,107,691	$766,515

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at	September 30, 2013	December 31, 2012
Within 1 year	$5,733	$6,005
Between 1 to 3 years	7,518	7,358
Between 3 to 5 years	2,431	3,603
After 5 years	302	947
	$15,984	$17,913

25.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to invest in the Alumbrera acquisition pari passu with Northern Orion, although weighted the chance of the plaintiff's participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion sought leave to appeal to the Supreme Court of Argentina. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain.

In December 2012, the Company received an assessment from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and as such, the Company believes that the assessment has no merit and is challenging same.